Filed by Kayne Anderson Energy Infrastructure Fund, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Fiduciary/Claymore Energy Infrastructure Fund

Commission File No. 811-21652

Fiduciary/Claymore Energy Infrastructure Fund

IMPORTANT NOTICE ABOUT YOUR FUND

January 11, 2022

Dear Valued Shareholder,

Thank you for being an investor in the Fiduciary/Claymore Energy Infrastructure Fund (“FMO”). A special meeting of shareholders of the Fund is scheduled to be held on February 4th. We need your proxy vote as soon as possible to allow us to proceed with important business of the Fund.

As described in detail in the proxy statement previously sent to you, the Fund is voting on a tax-free merger with the Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”). The Board of Trustees of FMO and the Board of Directors of KYN each voted unanimously to approve the merger, and the Board of Trustees of FMO recommends you vote “FOR” the approval of the Merger.

Please help us by casting your proxy vote today.

A copy of the proxy statement may be obtained at vote.proxyonline.com/guggenheim/docs/fmo.pdf. If you have any proxy-related questions or would like to cast your proxy vote by phone, please call 1-877-297-1738 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

We very much appreciate your assistance with this matter.

Sincerely,

Brian E. Binder

Chief Executive Officer and President

How do I vote?

There are four convenient methods for casting your important proxy vote:

1.	Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-877-297-1738. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2.	Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.	Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.	Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded by February 4th.